Van Kampen Investments
522 Fifth Avenue
New York, New York 10020
January 14, 2010
Ms. Cindy Rose
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
RE: Van Kampen Money Market Fund
File Numbers 811-02482 and 002-50870
Dear Ms. Rose:
          At your request, Van Kampen Money Market Fund (the “Fund”) reviewed Item 74W of the Fund’s NSAR filing for the fiscal period ended May 31, 2009 and filed amended NSARs for the periods ended May 31, 2009, November 30, 2008 and May 31, 2008 on January 12, 2010. The Fund will file an amended NSAR for the period ended November 30, 2007 on or about January 14, 2010.
          In connection herewith and with the amended NSAR filings referenced above, the Fund acknowledges that the disclosure included in such NSAR filings is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing such NSAR filings does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in such NSAR filings; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions or would like to discuss this matter further, please do not hesitate to contact me at (212) 296-6960.
Sincerely,
/s/ Lou Anne McInnis
    Assistant Secretary